EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc.’s Subsidiary CEC Telecom Co. Ltd Partners with
Telecommunications Operator and Technology Supplier to Penetrate China’s Satellite Navigation
Terminal Products Market
     —— The satellite navigation market in China for 2005 is a US$1,230 million one and CECT will manufacture at least US$120 million’s worth of GPS/GSM mobile phones for the GPS (Global Position System) Service Operator on an annual basis.
     HUIZHOU, Guangdong, China, Aug. 15 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced that its subsidiary, CEC Telecom Co., Ltd (CECT), joined with the telecommunications operator China Communication Co., Ltd (CCC) and technology supplier Shenzhen Rongine Technology Ltd (Rongine), to manufacture and market the first batch of satellite navigation terminal products including GPS/GSM mobile phone that accord with the national standard in the near future. Under the agreement among the three parties, with the technological support from Rongine, CECT will manufacture at least 500,000 units of GPS/GSM mobile phones for China Communication to launch to the China market on an annual basis. A press conference was held in Beijing on August 11 to announce this new project and has drawn wide media coverage. Scores of senior officials and reporters from the State Council of PRC, Xinhua News Agency and CCTV were present at the press conference.
     The satellite navigation terminal products to be produced by CECT include the GPS/GSM mobile phone. It is a type of special GSM mobile phone that is integrated with GPS function. . One special feature of this new phone is that the user can, at their own option, access GSM network being operated by China Mobile and China Unicom and China Communication’s GPS service network. Multiple functions make it more useful than the GPS receivers that previously existed. In addition, the new GPS/GSM mobile phones are affordable by the general public as their price level is no more than middle-end GSM mobile phones
     According to the Vice President of CCC and other authoritative industry commentators, the satellite navigation industry, to which the Chinese government attaches great emphasis, is now one of the eight major wireless industries as well as one of the three fastest-growing information technology industries.
     Vice president of Rongine, Mr. Liu Jin Shu, said, “All of the three parties that are cooperating on this project are outstanding players in the field of Navigation Application Technology and the manufacturing of telecommunications terminal products and telecommunications service operations. This cooperation will benefit all three parties.”
     Mr. Wu Zhi Yang, the CEO of CECT, said, “thanks for our partners’ confidence in our technology, production management and quality control. We are sure our cooperation will make significant contribution to the development of China’s satellite navigation application industry.”

     About Satellite Navigation Market
     In China, satellite navigation and positioning technology are now being widely applied in the area of public security, exploration, surveying, meteorology, and agricultural and industrial production.
     In 2002 the total revenue from this industry was RMB2 billion while in 2004, it reached 6.5 billion. It is forecasted that in 2005, it will total RMB10 billion.
     About China Communication Co., Ltd ( http://www.snzo.cn/index.htm )
     China Communication Co., Ltd. (hereinafter referred as China Communication) is a nationwide telecom operator approved by the competent authorities of the State Council. With state-owned equity accounting for a certain proportion of its total shares, China Communication has a public telecommunication network (DWDM/SDH), which covers a wide range of areas and offers quality communication, diversified business and superb service.
     China Communication is the sole enterprise member of Task Force of National Satellite Position System Standardization and the Task Force of National Electronics Products Security Standards.
     The cross-regional and cross-industries satellite navigation service first introduced by China Communication is a model-making project in the business.
     About Rongine ( http://www.rongine.com )
     Currently Rongine is the only entity that can provide solutions for GSM/GPS and RFID enabled mobile phones. Rongine has resolved technical incompatibility between GPS and GSM communications. Its GPS navigation phone represents leading technology in China, being integrated with GPS, GSM, GIS and PDA functions. With their R&D elites, some of their technologies are soon to patented and their competitors are two years behind in this regard.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
       For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
     -0- 08/15/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.39cb.com/cect /
     (XING)